                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

      Notice of Takeover Bid for Shares of Overseas Petroleum Corporation


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of  January 25, 2005
                 -------------------


Commission File Number      09929
                       --------------


                               MITSUI & CO., LTD.
             --------------------------------------------------------
                 (Translation of registrant's name into English)


             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004  JAPAN
             --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F  [X]     Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes  [ ]     No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: January 25, 2005

                                            MITSUI & CO., LTD.


                                            By: /s/ Tasuku Kondo
                                                --------------------------------
                                                Name:  Tasuku Kondo
                                                Title: Executive Director
                                                       Executive Vice President
                                                       Chief Financial Officer

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                                                                January 25, 2005
                                                               Mitsui & Co., Ltd

For Immediate Release
To whom it may concern

      Notice of Takeover Bid for Shares of Overseas Petroleum Corporation

Mitsui & Co., Ltd. (Mitsui) is pleased to announce that it has decided to acquire shares of Overseas Petroleum Corporation ("OPC") through a takeover bid ("TOB").

1.   PURPOSE OF THE TOB

The purpose of the TOB is to reinforce Mitsui's energy business by acquiring OPC's shares through a friendly takeover.

Mitsui will not set the maximum number of shares to be purchased through the TOB because Mitsui ultimately aims to acquire 100% share of OPC. However, the TOB will become null and void if Mitsui is not able to obtain 66.67% including its currently held 2.23% share.

If the TOB is successful and Mitsui is able to acquire sufficient number of shares to control OPC, Mitsui will be actively involving itself in the decision to increase OPC's efficiency and further develop its assets. Mitsui also plans to send its staff to take the position of managing director, director and auditor within OPC in order to achieve these goals.

2.   OUTLINE OF THE TOB

     1)   The outline of the Target Company

          Name:                    Overseas Petroleum Corporation

          Location:                Tokyo, Japan

          Main Business:           Acquiring oil and natural gas interests,
                                   investing in E&P and development, and
                                   providing services for crude oil sales

          Date of Establishment:   March, 1970

          Paid-in Capital:         32,016 million yen (as of end of
                                   September, 2004)

          Major Shareholders and Percentage of Shares Held:

              Japan Energy Corporation               7.72%
              Idemitsu Kosan Company Limited         6.34%
              Mizuho Corporate Bank                  4.99%

          Relationship between Mitsui and OPC:

          1.   Capital relationship:
               Mitsui holds 2.23% (1,426,316 shares) of the total number of shares outstanding as of end of January 25, 2005.

          2.   Personnel relationship:
               One director is sent from Mitsui.

          3.   Trading relationship:
               None

     2)   Type of Stock to be purchased: Common stock
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     3)   Duration of the TOB:
          From January 26, 2005 to February 21, 2005 (27 days)

     4)   TOB price: 60 yen per share

     5)   Basis of Calculation for the TOB price:
          The TOB price is based on the evaluation of OPC's asset value and future cash flow gained through due diligence.

     6)   Number of Shares to be purchased:
          41,261,684 up to 62,605,684 shares. The TOB will become null and void if Mitsui is not able to purchase more than 41,261,684.

     7)   Number of shares held by Mitsui before and after the TOB:

          1.   Before the TOB: 1,426,316 (2.23% of total)

          2.   After the TOB: 42,688,000 up to 64,032,000 shares (66.67% up to
               100%)

     8)   Fund required for the TOB:
          Approximately 2.5 billion yen up to 3.8 billion yen

3.   AGREEMENT BETWEEN OPC AND MITSUI

     OPC has expressed its support for the TOB.

4.   EFFECT ON MITSUI'S CONSOLIDATED RESULTS OF OPERATIONS

     As a result of the TOB, OPC will become a subsidiary of Mitsui. Mitsui expects that the effect on the consolidated results of operations for the year ending March 31, 2005 is immaterial.


                                        FOR FURTHER INFORMATION, PLEASE CONTACT
                                        MITSUI & CO., LTD.
                                           Corporate Communications Division
                                                  Tel: +81-3-3285-7564
                                              Investor Relations Division
                                                  Tel: +81-3-3285-7910


Disclaimer

This document is created for the purpose of making a general public announcement regarding the TOB and is not intended to solicit offers for sale. If shareholders are considering selling their investments, we request that the shareholders read our offer documents. The shareholders should make their own independent decision regarding the TOB.

The TOB is not to be effected, whether directly or indirectly, within the United States of America nor is it aimed at the public in the United States of America, nor will any of United States mail, interstate commerce or international commerce systems/methods (including, but not limited to, telephone, telex, facsimile, e-mail or internet) be used in relation to the TOB and moreover, the TOB may not be effected via any stock exchange facilities within the United States of America. We cannot accept responses made using the above-mentioned systems, methods or facilities or those made from within the United States of America.